Exhibit 99.1

PERDIGÃO S. A.

CNPJ 01.838.723/0001-27

Public Company

SUMMARY OF THE MINUTES OF THE 1st/2006

ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: January 26, 2006, at 11:00 a.m., at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: Absolute Majority of the Members. ON MOTION: Eggon João da Silva, Chairman, and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS ADOPTED BY THE BOARD: 1) Payment of Dividends: The Board approved, jointly with the fiscal council, the payment of R$ 13,489,200.00, corresponding to R$ 0.30306758 per share, as dividend, referring to the year 2005. The right will be created for shareholders on February 06, 2006 and the payment will be on February 24, 2006. 2) Aproval of the Year 2005 Accounts: After an audit of the year 2005 accounts, the Board of Directors jointly with the Fiscal Council aproved the 2005 Financial Statements and the Mangement Report that will be approved in the General Shareholders’ Meeting. 3) Other issues related to the Company. TERMINATION: Upon motion duly made, seconded and carried unanimously, the meeting was adjourned. Eggon João da Silva, Chairman; Ney Antonio Flores Schwartz, Secretary; Francisco Ferreira Alexandre; Jaime Hugo Patalano; Luís Carlos Fernandes Afonso; Wilson Carlos Duarte Delfino; Francisco Françuy Venancio Braga. (I do hereby certify that the present is a summary of the original minute transcribed in the Book n° 1 of Ordinary and Extraordinary Minutes of the Board of Directors of the Company, at page 140).

NEY ANTONIO FLORES SCHWARTZ

Secretary